Filing by AIM Investment Securities Funds (Invesco Investment Securities Funds) pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Companies:
AIM Counselor Series Trust (Invesco Counselor Series Trust)
(SEC File No. 811-09913)
AIM Equity Funds (Invesco Equity Funds)
(SEC File No. 811-01424)
AIM Funds Group (Invesco Funds Group)
(SEC File No. 811-01540)
AIM Growth Series (Invesco Growth Series)
(SEC File No. 811-02699)
AIM Investment Funds (Invesco Investment Funds)
(SEC File No. 811-05426)
AIM Investment Securities Funds (Invesco Investment Securities Funds)
(SEC File No. 811-05686)
AIM Sector Funds (Invesco Sector Funds)
(SEC File No. 811-03826)
AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds)
(SEC File No. 811-07890)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
(SEC File No. 811-07452)

Invesco Product Line Reorganization

Important Dates1
•	Week of Jan 24, 2011 Proxies begin mailing to shareholders

•	April 2011 Shareholder meetings for proposed changes

•	May 2011 Reorganizations completed
After careful consideration, the Invesco Funds Board of Trustees has approved a reorganization of our U.S. mutual fund lineup — pending shareholder approval — to reduce overlap and enhance efficiency across our product offerings. Additionally, proxy statements outlining the proposals will be mailed to shareholders in January 2011.
Shareholders are being asked to consider the proposals approved by the Invesco Funds Board. In support of this initiative, Computershare Fund Services may contact shareholders of the affected funds by telephone and encourage them to vote their shares. The chart below provides specific details regarding the funds involved in the reorganization.

Domestic Value Equity

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Basic Value Fund			Invesco Van Kampen Value Opportunities Fund
Class A	00141M747	GTVLX	Class A	00143M398	VVOAX
Class B	00141M739	GTVBX	Class B	00143M380	VVOBX
Class C	00141M713	GTVCX	Class C	00143M372	VVOCX
Class Y	00888U647	GTVYX	Class Y	00143M364	VVOIX
Class R	00141M614	GTVRX	Class R2,3	00142F139	VVORX
Institutional	00141M648	GTVVX	Institutional[2,3]	00142F121	VVONX

Invesco Fundamental Value Fund			Invesco Van Kampen Growth and Income Fund
Class A	00142J750	FVFAX	Class A	00142J362	ACGIX
Class B	00142J743	FVFBX	Class B	00142J354	ACGJX
Class C	00142J735	FVFCX	Class C	00142J347	ACGKX
Class Y	00142J727	FVFDX	Class Y	00142J339	ACGMX
			Class R	00142J313	ACGLX
			Institutional	00142J321	ACGQX

Invesco Large Cap Relative Value Fund			Invesco Van Kampen Growth and Income Fund
Class A	00142J719	IVABX	Class A	00142J362	ACGIX
Class B	00142J693	IVAHX	Class B	00142J354	ACGJX
Class C	00142J685	IVAKX	Class C	00142J347	ACGKX
Class Y	00142J677	MSIVX	Class Y	00142J339	ACGMX
			Class R	00142J313	ACGLX
			Institutional	00142J321	ACGQX

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Large Cap Basic Value Fund			Invesco Van Kampen Comstock Fund
Class A	001413681	LCBAX	Class A	00143M711	ACSTX
Class B	001413699	LCBBX	Class B	00143M695	ACSWX
Class C	001413715	LCBCX	Class C	00143M687	ACSYX
Class Y	00141B402	LCBYX	Class Y	00143M661	ACSDX
Class R	001413426	LCBRX	Class R	00143M679	ACSRX
Investor[4]	001413269	LCINX	Class A4	00143M711	ACSTX
Institutional	001413244	LCBIX	Institutional	00143M653	ACSHX

Invesco Value Fund			Invesco Van Kampen Comstock Fund
Class A	00143M505	VLUAX	Class A	00143M711	ACSTX
Class B	00143M604	VLUBX	Class B	00143M695	ACSWX
Class C	00143M703	VLUCX	Class C	00143M687	ACSYX
Class Y	00143M802	VLUDX	Class Y	00143M661	ACSDX
			Class R	00143M679	ACSRX
			Institutional	00143M653	ACSHX

Invesco Value II Fund			Invesco Van Kampen Comstock Fund
Class A	00143M885	MPVAX	Class A	00143M711	ACSTX
Class B	00143M877	MCVEX	Class B	00143M695	ACSWX
Class C	00143M869	MCVFX	Class C	00143M687	ACSYX
Class Y	00143M851	MPVLX	Class Y	00143M661	ACSDX
			Class R	00143M679	ACSRX
			Institutional	00143M653	ACSHX

Invesco Mid Cap Basic Value Fund			Invesco Van Kampen American Value Fund
Class A	008879397	MDCAX	Class A	00143M844	MSAVX
Class B	008879389	MDCBX	Class B	00143M836	MGAVX
Class C	008879371	MDCVX	Class C	00143M828	MSVCX
Class Y	00141L772	MDCYX	Class Y	00143M794	MSAIX
Class R	00141L889	MDCRX	Class R	00143M810	MSARX
Institutional	00141L871	MDICX	Institutional	00143M786	MSAJX

Invesco Mid-Cap Value Fund			Invesco Van Kampen American Value Fund
Class A	00142F394	MDFAX	Class A	00143M844	MSAVX
Class B	00142F386	MDFBX	Class B	00143M836	MGAVX
Class C	00142F378	MDFCX	Class C	00143M828	MSVCX
Class Y	00142F360	MDFDX	Class Y	00143M794	MSAIX
			Class R	00143M810	MSARX
			Institutional	00143M786	MSAJX

Invesco Small-Mid Special Value Fund			Invesco Van Kampen Small Cap Value Fund
Class A	00142F352	JBJAX	Class A	00143M539	VSCAX
Class B4	00142F345	JBJBX	Class A4	00143M539	VSCAX
			Class B	00143M521	VSMBX
Class C	00142F337	JBJCX	Class C	00143M513	VSMCX
Class Y	00142F329	JBJDX	Class Y	00143M497	VSMIX

Invesco Special Value Fund			Invesco Van Kampen Small Cap Value Fund
Class A	00142F311	SVFAX	Class A	00143M539	VSCAX
Class B	00142F295	SVFBX	Class B	00143M521	VSMBX
Class C	00142F287	SVFCX	Class C	00143M513	VSMCX
Class Y	00142F279	SVFDX	Class Y	00143M497	VSMIX

Invesco U.S. Small/Mid Cap Value Fund			Invesco Van Kampen Small Cap Value Fund
Class A	00143M109	MSMMX	Class A	00143M539	VSCAX
Class B	00143M208	MSMGX	Class B	00143M521	VSMBX
Class C	00143M307	MSMQX	Class C	00143M513	VSMCX
Class Y	00143M406	MSMDX	Class Y	00143M497	VSMIX
Page 2 InFocus — Invesco Product Line Reorganization

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco U.S. Small Cap Value Fund			Invesco Van Kampen Small Cap Value Fund
Class A	00142F170	MCVAX	Class A	00143M539	VSCAX
Class B	00142F162	MCVGX	Class B	00143M521	VSMBX
Class C	00142F154	MCVQX	Class C	00143M513	VSMCX
Class Y	00142F147	MPSCX	Class Y	00143M497	VSMIX

Invesco Van Kampen V.I. Value Fund			Invesco Van Kampen V.I. Comstock Fund
Series I	00888X559		Series I	00888X773
Series II	00888X542		Series II	00888X765
Domestic Core Equity

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Dividend Growth Securities Fund			Invesco Diversified Dividend Fund
Class A	00142J859	DIVAX	Class A	001413541	LCEAX
Class B4	00142J842	DIVBX	Class A4	001413541	LCEAX
			Class B	001413533	LCEDX
Class C	00142J834	DIVCX	Class C	001413525	LCEVX
Class Y	00142J826	DIVDX	Class Y	00141B204	LCEYX
			Class R	001413186	DDFRX
			Investor	001413194	LCEIX
			Institutional	001413178	DDFIX

Invesco Financial Services Fund			Invesco Diversified Dividend Fund
Class A	00142F709	IFSAX	Class A	001413541	LCEAX
Class B	00142F808	IFSBX	Class B	001413533	LCEDX
Class C	00142F881	IFSCX	Class C	001413525	LCEVX
Class Y	00142F451	IFSYX	Class Y	00141B204	LCEYX
			Class R	001413186	DDFRX
Investor	00142F600	FSFSX	Investor	001413194	LCEIX
			Institutional	001413178	DDFIX

Invesco Van Kampen Core Equity Fund			Invesco Diversified Dividend Fund
Class A	00142J537	VCEAX	Class A	001413541	LCEAX
Class B	00142J529	VCEBX	Class B	001413533	LCEDX
Class C	00142J511	VCECX	Class C	001413525	LCEVX
Class Y	00142J495	VCEIX	Class Y	00141B204	LCEYX
Class R	00142J487	VCERX	Class R	001413186	DDFRX
			Investor	001413194	LCEIX
			Institutional	001413178	DDFIX

Invesco Select Equity Fund			Invesco Structured Core Fund
Class A	008879207	AGWFX	Class A	00141A818	SCAUX
Class B	008879751	AGWBX	Class B	00141A792	SBCUX
Class C	008879678	AGWCX	Class C	00141A784	SCCUX
Class Y	00141L764	AGWYX	Class Y	00141A537	SCAYX
			Class R	00141A776	SCRUX
			Investor	00141A594	SCNUX
			Institutional	00141A768	SCIUX

Invesco Van Kampen Equity Premium Income Fund			Invesco Structured Core Fund
Class A	00142J412	VEPAX	Class A	00141A818	SCAUX
Class B	00142J396	VEPBX	Class B	00141A792	SBCUX
Class C	00142J388	VEPCX	Class C	00141A784	SCCUX
Class Y	00142J370	VEPIX	Class Y	00141A537	SCAYX
			Class R	00141A776	SCRUX
			Investor	00141A594	SCNUX
			Institutional	00141A768	SCIUX

Invesco V.I. Financial Services Fund			Invesco V.I. Dividend Growth Fund
Series I	008892457		Series I	00888X104
Series II	008892440		Series II	00888X203
Page 3 InFocus — Invesco Product Line Reorganization

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco V.I. Select Dimensions Dividend Growth Fund			Invesco V.I. Dividend Growth Fund
Series I	00888X849		Series I	00888X104
Series II	00888X831		Series II	00888X203
Domestic Growth Equity

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Large Cap Growth Fund			Invesco Van Kampen American Franchise Fund
Class A	001413749	LCGAX	Class A	00142J578	VAFAX
Class B	001413731	LCGBX	Class B	00142J560	VAFBX
Class C	001413723	LCGCX	Class C	00142J552	VAFCX
Class Y	00141B600	LCGYX	Class Y	00142J545	VAFIX
Class R	001413418	LCRGX	Class R2,3	00141A453	VAFRX
Investor[4]	001413251	LCGIX	Class A4	00142J578	VAFAX
Institutional	001413236	LCIGX	Institutional[2]	00141A446	VAFNX

Invesco Van Kampen Capital Growth Fund			Invesco Van Kampen American Franchise Fund
Class A	00143M778	ACPAX	Class A	00142J578	VAFAX
Class B	00143M760	ACPBX	Class B	00142J560	VAFBX
Class C	00143M752	ACPCX	Class C	00142J552	VAFCX
Class Y	00143M737	ACPDX	Class Y	00142J545	VAFIX
Class R	00143M745	ACPRX	Class R2,3	00141A453	VAFRX
Institutional	00143M729	ACPJX	Institutional[2]	00141A446	VAFNX

Invesco Van Kampen Enterprise Fund			Invesco Van Kampen American Franchise Fund
Class A	00143M646	ACENX	Class A	00142J578	VAFAX
Class B	00143M638	ACEOX	Class B	00142J560	VAFBX
Class C	00143M620	ACEPX	Class C	00142J552	VAFCX
Class Y	00143M612	ACEUX	Class Y	00142J545	VAFIX
			Class R2,3	00141A453	VAFRX
			Institutional[2]	00141A446	VAFNX

Invesco V.I. Dynamics Fund			Invesco V.I. Capital Development Fund
Series I	008892473		Series I	008892853
Series II	008892465		Series II	008892747

Invesco V.I. Large Cap Growth Fund			Invesco Van Kampen V.I. Capital Growth Fund
Series I	008892564		Series I	00888X799
Series II	008892556		Series II	00888X781
Sector Equity

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Health Sciences Fund			Invesco Global Health Care Fund
Class A	00141V358	HCRAX	Class A	00141T106	GGHCX
Class B	00141V341	HCRBX	Class B	00141T205	GTHBX
Class C	00141V333	HCRCX	Class C	00141T478	GTHCX
Class Y	00141V325	HCRDX	Class Y	00141V820	GGHYX
			Investor	00141T171	GTHIX

Invesco Multi-Sector Fund			Invesco Charter Fund
Class A	00141A701	IAMSX	Class A	001413103	CHTRX
Class B	00141A800	IBMSX	Class B	001413806	BCHTX
Class C	00141A883	ICMSX	Class C	001413814	CHTCX
			Class S	00141B865	CHRSX
Class Y	00141A560	IAMYX	Class Y	00141B303	CHTYX
			Class R	001413442	CHRRX
Institutional	00141A875	IIMSX	Institutional	001413400	CHTVX
Page 4 InFocus — Invesco Product Line Reorganization

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Technology Sector Fund			Invesco Technology Fund
Class A	00142F261	IFOAX	Class A	00142F642	ITYAX
Class B	00142F253	IFOBX	Class B	00142F634	ITYBX
Class C	00142F246	IFOCX	Class C	00142F626	ITHCX
Class Y	00142F238	IFODX	Class Y	00142F428	ITYYX
			Investor	00142F659	FTCHX
			Institutional	00142F667	FTPIX

Invesco Van Kampen Technology Fund			Invesco Technology Fund
Class A	00143M489	VTFAX	Class A	00142F642	ITYAX
Class B	00143M471	VTFBX	Class B	00142F634	ITYBX
Class C	00143M463	VTFCX	Class C	00142F626	ITHCX
Class Y	00143M455	VTFIX	Class Y	00142F428	ITYYX
			Investor	00142F659	FTCHX
			Institutional	00142F667	FTPIX

Invesco Van Kampen Real Estate Securities Fund			Invesco Real Estate Fund
Class A	00888W668	ACREX	Class A	00142C565	IARAX
Class B4	00888W650	ACRBX	Class A4	00142C565	IARAX
			Class B	00142C557	AARBX
Class C	00888W643	ACRCX	Class C	00142C540	IARCX
Class Y	00888W635	ACRDX	Class Y	00142C144	IARYX
			Class R	00142C458	IARRX
			Investor	00142C573	REINX
Institutional	00888W627	ACRJX	Institutional	00142C466	IARIX

Invesco Van Kampen Utility Fund			Invesco Utilities Fund
Class A	00143M448	VKUAX	Class A	00142F535	IAUTX
Class B	00143M430	VKUBX	Class B	00142F527	IBUTX
Class C	00143M422	VKUCX	Class C	00142F519	IUTCX
Class Y	00143M414	VKUIX	Class Y	00142F410	IAUYX
			Investor	00142F543	FSTUX
			Institutional	00142F493	FSIUX
International/Global/Regional Equity

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Global Fund			Invesco Global Core Equity Fund
Class A	00141T346	ATKAX	Class A	00141L103	AWSAX
Class B	00141T338	ATKBX	Class B	00141L202	AWSBX
Class C	00141T320	ATKCX	Class C	00141L301	AWSCX
Class Y	00141V762	ATKYX	Class Y	00141L798	AWSYX
Class R	00141T312	ATKRX	Class R2,3	00141L749	AWSRX
Institutional	00141T197	ATKIX	Institutional	00141L848	AWSIX

Invesco Global Dividend Growth Securities Fund			Invesco Global Core Equity Fund
Class A	00141V390	GLBAX	Class A	00141L103	AWSAX
Class B4	00141V382	GLBBX	Class A4	00141L103	AWSAX
			Class B	00141L202	AWSBX
Class C	00141V374	GLBCX	Class C	00141L301	AWSCX
Class Y	00141V366	GLBDX	Class Y	00141L798	AWSYX
			Class R2,3	00141L749	AWSRX
			Institutional	00141L848	AWSIX
Page 5 InFocus — Invesco Product Line Reorganization

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Van Kampen Global Equity Allocation Fund			Invesco Global Core Equity Fund
Class A	00142R109	MSGAX	Class A	00141L103	AWSAX
Class B4	00142R208	MSGBX	Class A4	00141L103	AWSAX
			Class B	00141L202	AWSBX
Class C	00142R307	MSGCX	Class C	00141L301	AWSCX
Class Y	00142R406	MSGDX	Class Y	00141L798	AWSYX
			Class R2,3	00141L749	AWSRX
			Institutional	00141L848	AWSIX

Invesco Van Kampen Global Franchise Fund			Invesco Global Core Equity Fund
Class A	00142R505	VGFAX	Class A	00141L103	AWSAX
Class B	00142R604	VGFBX	Class B	00141L202	AWSBX
Class C	00142R703	VGFCX	Class C	00141L301	AWSCX
Class Y	00142R802	VGFIX	Class Y	00141L798	AWSYX
			Class R2,3	00141L749	AWSRX
			Institutional	00141L848	AWSIX

Invesco Global Advantage Fund			Invesco Global Growth Fund
Class A	00141V440	GADAX	Class A	008882300	AGGAX
Class B	00141V432	GADBX	Class B	008882706	AGGBX
Class C	00141V424	GADCX	Class C	008882813	AGGCX
Class Y	00141V416	GADDX	Class Y	008882565	AGGYX
			Institutional	008882615	GGAIX

Invesco Japan Fund			Invesco Pacific Growth Fund
Class A	00141V887	AJFAX	Class A	00141V267	TGRAX
Class B	00141V879	AJFBX	Class B	00141V259	TGRBX
Class C	00141V861	AJFCX	Class C	00141V242	TGRCX
Class Y	00141V796	AJFYX	Class Y	00141V226	TGRDX
			Class R	00141V234	TGRRX
Institutional	00141V853	AJFIX	Institutional[2,3]	00888Y706	TGRSX

Invesco Van Kampen Emerging Markets Fund			Invesco Developing Markets Fund
Class A	00141V218	MSRAX	Class A	00141T577	GTDDX
Class B	00141V192	MSRBX	Class B	00141T569	GTDBX
Class C	00141V184	MSRCX	Class C	00141T544	GTDCX
Class Y	00141V176	MSRIX	Class Y	00141V838	GTDYX
Institutional	00141V168	MSRJX	Institutional	00141T163	GTDIX

Invesco Van Kampen International Advantage Fund			Invesco International Growth Fund
Class A	00142R828	VKIAX	Class A	008882102	AIIEX
Class B4	00142R810	VKIBX	Class A4	008882102	AIIEX
			Class B	008882508	AIEBX
Class C	00142R794	VKICX	Class C	008882789	AIECX
Class Y	00142R786	VKIIX	Class Y	008882532	AIIYX
			Class R	008882755	AIERX
			Institutional	008882771	AIEVX

Invesco Van Kampen International Growth Fund			Invesco International Growth Fund
Class A	00142R778	VIFAX	Class A	008882102	AIIEX
Class B	00142R760	VIFBX	Class B	008882508	AIEBX
Class C	00142R752	VIFCX	Class C	008882789	AIECX
Class Y	00142R737	VIFIX	Class Y	008882532	AIIYX
Class R	00142R745	VIFRX	Class R	008882755	AIERX
Institutional	00142R729	VIFJX	Institutional	008882771	AIEVX

Invesco Van Kampen V.I. International Growth Equity Fund			Invesco V.I. International Growth Fund
Series I	00888X625		Series I	008892507
Series II	00888X617		Series II	008892655

Invesco V.I. Global Dividend Growth Fund			Invesco Van Kampen V.I. Global Value Equity Fund
Series I	00888X302		Series I	00888X716
Series II	00888X401		Series II	00888X724
Page 6 InFocus — Invesco Product Line Reorganization

Target Date/Target Risk

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Balanced-Risk Retirement 2010 Fund[5]			Invesco Balanced-Risk Retirement Now Fund
Class A	00888U605	INJAX	Class A	00888U100	IANAX
Class A5	00888U423	VRAAX	Class A5	00888U456	VIRAX
Class B	00888U704	INJBX	Class B	00888U209	IANBX
Class C	00888U803	INJCX	Class C	00888U308	IANCX
Class C5	00888U415	VRACX	Class C5	00888U449	VIRCX
Class Y	00888U571	INJYX	Class Y	00888U589	IANYX
Class R	00888U886	INJRX	Class R	00888U407	IANRX
Class R5	00888U399	VRARX	Class R5	00888U431	VIRRX
Institutional	00888U878	INJIX	Institutional	00888U506	IANIX

Invesco Conservative Allocation Fund			Invesco Moderately Conservative Allocation Fund
Class A	00141M481	ACNAX	Class A	00141M317	CAAMX
Class B	00141M473	ACNBX	Class B	00141M291	CMBAX
Class C	00141M465	ACNCX	Class C	00141M283	CACMX
Class Y	00888U639	ACNYX	Class Y	00888U472	CAAYX
Class R	00141M457	ACNRX	Class R	00141M275	CMARX
Class S	00888W106	ACSSX	Class S [2,3]	00888U241	CMASX
Institutional	00141M440	ACNIX	Institutional	00141M267	CMAIX

Invesco Van Kampen Asset Allocation Conservative Fund			Invesco Moderately Conservative Allocation Fund
Class A	00888W809	VACAX	Class A	00141M317	CAAMX
Class B	00888W882	VACBX	Class B	00141M291	CMBAX
Class C	00888W874	VACCX	Class C	00141M283	CACMX
Class Y	00888W866	VACIX	Class Y	00888U472	CAAYX
			Class R	00141M275	CMARX
			Class S2,3	00888U241	CMASX
			Institutional	00141M267	CMAIX

Invesco Moderate Growth Allocation Fund			Invesco Growth Allocation Fund
Class A	00141M366	AAMGX	Class A	00141M549	AADAX
Class B	00141M358	AMBGX	Class B	00141M531	AAEBX
Class C	00141M341	ACMGX	Class C	00141M523	AADCX
Class Y	00888U480	AAMYX	Class Y	00888U613	AADYX
Class R	00141M333	RAMGX	Class R	00141M515	AADRX
			Class S	00888W205	AADSX
Institutional	00141M325	AIMGX	Institutional	00141M499	AADIX

Invesco Van Kampen Asset Allocation Growth Fund			Invesco Growth Allocation Fund
Class A	00888W858	VKAAX	Class A	00141M549	AADAX
Class B	00888W841	VKABX	Class B	00141M531	AAEBX
Class C	00888W833	VKACX	Class C	00141M523	AADCX
Class Y	00888W825	VKAIX	Class Y	00888U613	AADYX
			Class R	00141M515	AADRX
			Class S	00888W205	AADSX
			Institutional	00141M499	AADIX

Invesco Van Kampen Asset Allocation Moderate Fund			Invesco Moderate Allocation Fund
Class A	00888W817	VAMAX	Class A	00141M432	AMKAX
Class B	00888W791	VAMBX	Class B	00141M424	AMKBX
Class C	00888W783	VAMCX	Class C	00141M416	AMKCX
Class Y	00888W775	VAMIX	Class Y	00888U498	ABKYX
			Class R	00141M390	AMKRX
			Class S	00888W304	AMKSX
			Institutional	00141M382	AMLIX
Page 7 InFocus — Invesco Product Line Reorganization

Hybrid/Diversified

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Balanced Fund			Invesco Van Kampen Equity and Income Fund
Class A	00142J404	BGRAX	Class A	00142J479	ACEIX
Class B	00142J503	BGRBX	Class B	00142J461	ACEQX
Class C	00142J602	BGRCX	Class C	00142J453	ACERX
Class Y	00142J701	BGRDX	Class Y	00142J446	ACETX
			Class R	00142J420	ACESX
			Institutional	00142J438	ACEKX

Invesco Basic Balanced Fund			Invesco Van Kampen Equity and Income Fund
Class A	008879439	BBLAX	Class A	00142J479	ACEIX
Class B	008879421	BBLBX	Class B	00142J461	ACEQX
Class C	008879413	BBLCX	Class C	00142J453	ACERX
Class Y	00141L822	BBLYX	Class Y	00142J446	ACETX
Class R	00141L707	BBLRX	Class R	00142J420	ACESX
Investor[4]	00141L863	BBLTX	Class A4	00142J479	ACEIX
Institutional	00141L806	BBLIX	Institutional	00142J438	ACEKX

Invesco Van Kampen Harbor Fund			Invesco Convertible Securities Fund
Class A	00888W767	ACHBX	Class A	00888W403	CNSAX
Class B	00888W759	ACHAX	Class B	00888W502	CNSBX
Class C	00888W742	ACHCX	Class C	00888W601	CNSCX
Class Y	00888W734	ACHIX	Class Y	00888W700	CNSDX
Institutional	00888W726	ACHJX	Institutional[2]

Invesco V.I. Select Dimensions Balanced Fund			Invesco Van Kampen V.I. Equity and Income Fund
Series I	00888X864		Series I	00888X757
Series II	00888X856		Series II	00888X740

Invesco V.I. Basic Balanced Fund			Invesco Van Kampen V.I. Equity and Income Fund
Series I	008892861		Series I	00888X757
Series II	008892770		Series II	00888X740

Invesco V.I. Income Builder			Invesco Van Kampen V.I. Equity and Income Fund
Series I	00888X708		Series I	00888X757
Series II	00888X807		Series II	00888X740
Taxable Fixed Income

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Core Bond Fund			Invesco Core Plus Bond Fund
Class A	00142C730	TBRAX	Class A	00141A529	ACPSX
Class B	00142C722	TBRDX	Class B	00141A511	CPBBX
Class C	00142C714	TBRCX	Class C	00141A495	CPCFX
Class Y	00142C235	TBRYX	Class Y	00141A479	CPBYX
Class R	00142C391	TBRRX	Class R	00141A487	CPBRX
Institutional	00142C383	TBRIX	Institutional	00141A461	CPIIX

Invesco Van Kampen Core Plus Fixed Income Fund			Invesco Core Plus Bond Fund
Class A	001421809	VCPAX	Class A	00141A529	ACPSX
Class B	001421882	VCPBX	Class B	00141A511	CPBBX
Class C	001421874	VCPCX	Class C	00141A495	CPCFX
Class Y	001421866	VCPIX	Class Y	00141A479	CPBYX
			Class R	00141A487	CPBRX
			Institutional	00141A461	CPIIX
Page 8 InFocus — Invesco Product Line Reorganization

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Income Fund			Invesco Van Kampen Corporate Bond Fund
Class A	00142C870	AMIFX	Class A	001421858	ACCBX
Class B	00142C862	ABIFX	Class B	001421841	ACCDX
Class C	00142C854	ACIFX	Class C	001421833	ACCEX
Class Y	00142C185	AMIYX	Class Y	001421825	ACCHX
Class R	00142C797	AMIRX	Class R2	001421635	ACCZX
Investor[4]	00142C623	AIIVX	Class A3,4	001421858	ACCBX
Institutional	00142C318	AIIRX	Institutional	001421817	ACCLX

Invesco LIBOR Alpha Fund			Invesco Short Term Bond Fund
Class A	00141V101	EASBX	Class A	00142C433	STBAX
Class C	00141V200	CESBX	Class C	00142C672	STBCX
Class Y	00141V788	LIBYX	Class Y	00142C136	STBYX
Class R	00141V309	RESBX	Class R	00142C425	STBRX
Institutional	00141V408	IAESX	Institutional	00142C417	ISTBX

Invesco Van Kampen Limited Duration Fund			Invesco Short Term Bond Fund
Class A	001421684	ACFMX	Class A	00142C433	STBAX
Class B4	001421676	ACFTX	Class A4	00142C433	STBAX
Class C	001421668	ACFWX	Class C	00142C672	STBCX
Class Y	001421650	ACFYX	Class Y	00142C136	STBYX
			Class R	00142C425	STBRX
Institutional	001421643	ACFJX	Institutional	00142C417	ISTBX

Invesco Van Kampen Government Securities Fund			Invesco U.S. Government Fund
Class A	001421791	ACGVX	Class A	00142C847	AGOVX
Class B	001421783	ACGTX	Class B	00142C839	AGVBX
Class C	001421775	ACGSX	Class C	00142C821	AGVCX
Class Y	001421767	ACGUX	Class Y	00142C128	AGVYX
			Class R	00142C698	AGVRX
			Investor	00142C615	AGIVX
Institutional	001421759	ACGWX	Institutional	00142C375	AGOIX

Invesco Van Kampen High Yield Fund			Invesco High Yield Fund
Class A	001421742	ACHYX	Class A	00142C706	AMHYX
Class B	001421734	ACHZX	Class B	00142C805	AHYBX
Class C	001421726	ACHWX	Class C	00142C888	AHYCX
Class Y	001421718	ACHVX	Class Y	00142C193	AHHYX
			Investor	00142C631	HYINX
Institutional	001421692	ACHNX	Institutional	00142C482	AHIYX

Invesco Van Kampen V.I. Government Fund			Invesco V.I. Government Securities Fund
Series I	00888X682		Series I	008892309
Series II	00888X674		Series II	008892697

Invesco Van Kampen V.I. High Yield Fund			Invesco V.I. High Yield Fund
Series I	00888X641		Series I	008892846
Series II	00888X633		Series II	008892663
Tax-Free Fixed Income

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco Municipal Fund			Invesco Van Kampen Intermediate Term Municipal Income Fund
Class A	001419829	MIMLX	Class A	001419597	VKLMX
Class B	001419811	IMUGX	Class B	001419589	VKLBX
Class C	001419795	IMUHX	Class C	001419571	VKLCX
Class Y	001419787	MPMFX	Class Y	001419563	VKLIX
Page 9 InFocus — Invesco Product Line Reorganization

Target Fund	CUSIP	Symbol	Acquiring Fund	CUSIP	Symbol
Invesco New York Tax-Free Income Fund			Invesco Van Kampen New York Tax Free Income Fund
Class A	00142J669	NYFAX	Class A	001419514	VNYAX
Class B4	00142J651	NYFBX	Class A4	001419514	VNYAX
Class C4	00142J644	NYFCX	Class A4	001419514	VNYAX
			Class B	001419498	VBNYX
			Class C	001419480	VNYCX
Class Y	00142J636	NYFDX	Class Y	001419472	VNYYX

Invesco Tax-Exempt Securities Fund			Invesco Van Kampen Municipal Income Fund
Class A	001419779	TAXAX	Class A	001419555	VKMMX
Class B4	001419761	TAXBX	Class A4	001419555	VKMMX
Class C4	001419753	TAXCX	Class A4	001419555	VKMMX
			Class B	001419548	VMIBX
			Class C	001419530	VMICX
Class Y	001419746	TAXDX	Class Y	001419522	VMIIX

Invesco Van Kampen Insured Tax Free Income Fund			Invesco Van Kampen Municipal Income Fund
Class A	001419647	VKMTX	Class A	001419555	VKMMX
Class B	001419639	VMTBX	Class B	001419548	VMIBX
Class C	001419621	VMTCX	Class C	001419530	VMICX
Class Y	001419613	VMTIX	Class Y	001419522	VMIIX

Invesco Van Kampen California Insured Tax Free Fund			Invesco California Tax-Free Income Fund
Class A	001419738	VKCIX	Class A	00142J800	CLFAX
Class B	001419720	VCIBX	Class B	00142J883	CLFBX
Class C	001419712	VCICX	Class C	00142J875	CLFCX
Class Y	001419696	VCIIX	Class Y	00142J867	CLFDX
Contact us
We will continue to communicate with you as we work to ensure a smooth transition for those funds affected by these changes. For more information, investors should contact their financial advisers or visit our proxy center at invesco.com/us.
National Wirehouse Division
800 998 4246
Regional Broker Division
800 421 0807
Independent Adviser Division
800 337 4246
Retirement Plan Division
800 370 1519
Institutional and Insurance Sales Division
800 410 4246
Client Services
800 959 4246
Closed-End Funds
800 341 2929
Registered Investment Adviser
800 421 4023
Page 10 InFocus — Invesco Product Line Reorganization

Where to find additional information
In connection with the proposed reorganization, the acquiring funds will file a definitive Proxy Statement/Prospectus with the Securities and Exchange Commission (the “Commission”). All shareholders are advised to read the definitive Proxy Statement/ Prospectus in its entirety when it becomes available, because it will contain important information regarding the target funds, the acquiring funds, the realignment, the target fund board’s considerations in recommending the realignment, the persons soliciting proxies in connection with the realignment and the interest of these persons in the transactions and related matters. The definitive Proxy Statement/Prospectus is expected to be mailed to target fund shareholders on or about January 24, 2011. Shareholders may obtain a free copy of the definitive Proxy Statement/Prospectus when available and other documents filed by the acquiring funds with the Commission at the Commission’s web site at http://www.sec.gov. In addition, copies of the definitive Proxy Statement/Prospectus, once available, may be obtained, free of charge, by directing a request via mail or phone to Invesco, 11 Greenway Plaza, Suite 2500, Houston, TX 77046, 800 959 4246. In addition to the definitive Proxy Statement/Prospectus, each target fund and acquiring fund file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by a target fund or acquiring fund at the Commission’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1 800 SEC 0330 for further information on the public reference room. Filings made with the Commission by either the target fund or acquiring fund are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.
Participants in the solicitation
The acquiring funds, target funds and their respective trustees, officers and certain employees may be soliciting proxies from shareholders in favor of the realignment. Information concerning persons who may be considered participants in the solicitation of the target funds’ shareholders under the rules of the Commission will be set forth in the definitive Proxy Statement/Prospectus to be filed by the acquiring fund.

1	Dates subject to change

2	Indicates new share class

3	Indicates a “Proposed” symbol, subject to change

4	Indicates change to share class

5	Indicates doesn’t require shareholder approval
Consider a fund’s investment objectives, risks, charges and expenses carefully. Please read the prospectus carefully before investing. For this and more complete information about the fund(s), investors should ask their advisers for a prospectus/ summary prospectus or should visit invesco.com/fundprospectus. The Invesco variable insurance funds are used solely as investment vehicles by insurance company separate accounts to fund variable annuity contracts and variable life insurance policies. Shares of variable insurance funds cannot be purchased directly. Expenses and fees are determined by the offering insurance company and will vary. Invesco Distributors, Inc. does not offer any variable products.
All data provided by Invesco unless otherwise noted.

invesco.com/us	IFPA-BRO-2-E 01/11	Invesco Distributors, Inc.